EXHIBIT 21.1

Subsidiaries of the Registrant

Name	Jurisdiction of Incorporation

EIR Medical, Inc.	Massachusetts

MediMexico S. de R.L. de C.V.	Mexico

Medisystems Corporation	Washington

Medisystems Europe S.p.A	Italy

Medisystems Services, Inc.	Nevada

NxStage GmbH & Co. KG	Germany

NxStage Kidney Care, Inc.	Delaware

NxStage Medical Canada, Inc.	British Columbia

NxStage Medical UK, LTD	United Kingdom

NxStage Verwaltungs - GmbH	Germany

*	Pursuant to Item 601(b)(21)(ii) of Regulation S-K, the names of other subsidiaries of NxStage Medical, Inc. are omitted because, considered in the aggregate, they would not constitute a significant subsidiary as of the end of the year covered by this report.